UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLIGHT SAFETY TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
3394T207
(CUSIP Number)
Wesley Cummins 2570 Eldridge Ave. Twin Falls, Idaho 83301 (208) 733-5371
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 3394T207

1.	Names of Reporting Persons	Cummins Family Limited Partnership
2.	Check Box If Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds	OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Idaho
7.	Sole Voting Power	28,571,428 (3)
8.	Shared Voting Power	0
9.	Sole Dispositive Power	28,571,428 (3)
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,571,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	65.2% (4)
14.	Type of Reporting Person (See Instructions)	OO

(3)      Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock (par value $0.001) (the "Preferred Stock") of Flight Safety Technologies, Inc. (the "Issuer"), which shares of Preferred Stock are held by Cummins Family Limited Partnership.

(4)     Based on 43,802,206 shares of common stock, consisting of 8,945,063 shares of common stock outstanding on January 9, 2009 and 34,857,143 shares of common stock issuable upon conversion of 24,400 shares of Preferred Stock issued on January 14, 2009, all as described on the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 filed with the Securities and Exchange Commission on January 16, 2009.

CUSIP NO. 3394T207

1.	Names of Reporting Persons	Cummins Family Holdings, LLC
2.	Check Box If Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Idaho
7.	Sole Voting Power	28,571,428 (3)
8.	Shared Voting Power	0
9.	Sole Dispositive Power	28,571,428 (3)
10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,571,428
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	65.2% (4)
14.	Type of Reporting Person (See Instructions)	OO

(3)      Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock (par value $0.001) (the "Preferred Stock") of Flight Safety Technologies, Inc. (the "Issuer"), which shares of Preferred Stock are held by Cummins Family Limited Partnership.

(4)     Based on 43,802,206 shares of common stock, consisting of 8,945,063 shares of common stock outstanding on January 9, 2009 and 34,857,143 shares of common stock issuable upon conversion of 24,400 shares of Preferred Stock issued on January 14, 2009, all as described on the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 filed with the Securities and Exchange Commission on January 16, 2009.

CUSIP NO. 3394T207

1.	Names of Reporting Persons	Wesley Cummins
2.	Check Box If Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
7.	Sole Voting Power	278,900 (1)
8.	Shared Voting Power	28,701,928 (2)(3)
9.	Sole Dispositive Power	278,900 (1)
10.	Shared Dispositive Power	28,701,928 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,980,828
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	66.2% (4)
14.	Type of Reporting Person (See Instructions)	IN

(1)     Includes 203,900 shares of common stock held by Wesley Cummins and 75,000 shares of common stock issuable upon exercise of options held by Wesley Cummins that are exercisable within 60 days of the date of this filing.

(2)     Includes 130,500 shares of common stock held by Southern Slope, Inc., an Idaho corporation of which Wesley Cummins and Lance Cummins are shareholders, directors and officers.

(3)      Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock (par value $0.001) (the "Preferred Stock") of Flight Safety Technologies, Inc. (the "Issuer"), which shares of Preferred Stock are held by Cummins Family Limited Partnership.

(4)     Based on 43,802,206 shares of common stock, consisting of 8,945,063 shares of common stock outstanding on January 9, 2009 and 34,857,143 shares of common stock issuable upon conversion of 24,400 shares of Preferred Stock issued on January 14, 2009, all as described on the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 filed with the Securities and Exchange Commission on January 16, 2009.

CUSIP NO. 3394T207

1.	Names of Reporting Persons	Lance Cummins
2.	Check Box If Member of a Group	(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds	AF
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
7.	Sole Voting Power	21,700
8.	Shared Voting Power	28,701,928 (2)(3)
9.	Sole Dispositive Power	21,700
10.	Shared Dispositive Power	28,701,928 (2)(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,723,628
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11)	65.6% (4)
14.	Type of Reporting Person (See Instructions)	IN

(2)     Includes 130,500 shares of Common stock held by Southern Slope, Inc., an Idaho corporation of which Wesley Cummins and Lance Cummins are shareholders, directors and officers.

(3)      Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Series A Convertible Preferred Stock (par value $0.001) (the "Preferred Stock") of Flight Safety Technologies, Inc. (the "Issuer"), which shares of Preferred Stock are held by Cummins Family Limited Partnership.

(4)     Based on 43,802,206 shares of common stock, consisting of 8,945,063 shares of common stock outstanding on January 9, 2009 and 34,857,143 shares of common stock issuable upon conversion of 24,400 shares of Preferred Stock issued on January 14, 2009, all as described on the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 filed with the Securities and Exchange Commission on January 16, 2009.

Introduction

This Schedule 13D is filed with the U.S. Securities and Exchange Commission (the "SEC" or "Commission") on behalf of the following reporting persons ("Reporting Persons"):

          Cummins Family Limited Partnership
          Cummins Family Holdings, LLC
          Wesley Cummins
         Lance Cummins

Wesley Cummins and Lance Cummins are each members of Cummins Family Holdings, LLC, an Idaho limited liability company, which is the general partner and majority limited partner of Cummins Family Limited Partnership, an Idaho limited partnership. On January 14, 2009, Cummins Family Limited Partnership acquired 20,000 shares of Preferred Stock at a value of $100 per share of Preferred Stock. The consideration paid by Cummins Family Limited Partnership consisted of its transfer to Flight Safety Technologies, Inc. (the "Issuer") of all of the outstanding shares of stock of Cummins Family Produce, Inc., an Idaho corporation that carries on a potato produce packing operation. In connection with this transaction, the Issuer assumed a bank promissory note in the amount of approximately $211,000 incurred and owed by Wesley Cummins in connection with the operations of Cummins Family Produce, Inc. Under a performance based earn-out provision, the Issuer may be obligated to issue additional shares of Preferred Stock to Cummins Family Limited Partnership, such that the total value received by Cummins Family Limited Partnership is equal to 4.25 times the yearly average EBITDA of Cummins Family Produce, Inc. calculated over the next two years, less the value of the bank promissory note assumed.

Cummins Family Limited Partnership has the power and authority to convert the Preferred Stock into shares of common stock of the Issuer by dividing $0.07 into $100 per share of Preferred Stock. If all shares of the Preferred Stock held by Cummins Family Limited Partnership were so converted, the Reporting Persons would control the right to dispose of and exercise voting rights for 28,571,428 shares of common stock of the Issuer resulting from such conversion, which together with other shares of common stock and options to purchase common stock held by the Reporting Persons or their affiliates, would represent in excess of 65% of the outstanding common stock of the Issuer. In addition, the shares of the Preferred Stock are entitled to vote on an as-converted basis, and thus the Reporting Persons effectively control in excess of 65% of the shares of common stock of the Issuer, including the right to vote associated with such shares, as of January 14, 2009.

The Issuer has described the foregoing transactions in more detail in Item 5 of its Quarterly Report on Form 10-Q for the period ending November 30, 2008, which it filed with the Commission on January 16, 2009.

Item 1. Security and Issuer

a)     Title of Class of Equity Securities to which this Statement Relates:

Common stock, par value $0.001 per share, and Series A Convertible Preferred Stock, par value $0.001 per share, of Flight Safety Technologies, Inc., a Nevada corporation. Only the common stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

b)     Name and Address of Issuer's Principal Executive Offices:

          Flight Safety Technologies, Inc.
          28 Cottrell Street
          Mystic, Connecticut 06355

Item 2. Identity and Background

Cummins Family Limited Partnership

This Schedule 13D is filed on behalf of Cummins Family Limited Partnership, an Idaho limited partnership with a principal business of owning and holding investment property.

The address of Cummins Family Limited Partnership is 2570 Eldridge Avenue, Twin Falls, Idaho 83301.

During the last five years, Cummins Family Limited Partnership has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Cummins Family Limited Partnership has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Cummins Family Limited Partnership was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cummins Family Holdings, LLC

This Schedule 13D is filed on behalf of Cummins Family Holdings, LLC, an Idaho limited liability company with a principal business of owning and holding investment property. Cummins Family Holdings, LLC is the general partner and majority limited partner of Cummins Family Limited Partnership.

The address of Cummins Family Holdings, LLC is 2570 Eldridge Avenue, Twin Falls, Idaho 83301.

During the last five years, Cummins Family Holdings, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Cummins Family Holdings, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Cummins Family Holdings, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wesley Cummins

This Schedule 13D is filed on behalf of Wesley Cummins, an individual. Wesley Cummins is a member of Cummins Family Holdings, LLC.

The business address of Wesley Cummins is 2570 Eldridge Avenue, Twin Falls, Idaho 83301.

Wesley Cummins' principal occupation is as President of B. Riley & Co., Inc., a corporation engaged in the business of investment banking with an address of 11100 Santa Monica Blvd., Suite 800, Los Angeles, CA 90025.

During the last five years, Wesley Cummins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Wesley Cummins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Wesley Cummins was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Wesley Cummins is an United States citizen.

Lance Cummins

This Schedule 13D is filed on behalf of Lance Cummins, an individual. Lance Cummins is a member of Cummins Family Holdings, LLC.

The business address of Lance Cummins is 2570 Eldridge Avenue, Twin Falls, Idaho 83301.

Lance Cummins' principal occupation is as officer and farm manager of Southern Slope, Inc., an Idaho corporation engaged in the business of farming with an address of P.O. Box 239, Murtaugh, ID 83344.

During the last five years, Lance Cummins has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Lance Cummins has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding Lance Cummins was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Lance Cummins is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Cummins Family Limited Partnership transferred 1,000 shares of common stock it owned in Cummins Family Produce, Inc., an Idaho corporation, to the Issuer in consideration of the Issuer's issuance of 20,000 shares of Preferred Stock to Cummins Family Limited Partnership and the Issuer's assumption of a bank promissory note in the amount of approximately $211,000 incurred and owed by Wesley Cummins in connection with the operations of Cummins Family Produce, Inc. Under a performance based earn-out provision, the Issuer may be obligated to issue additional shares of Preferred Stock to Cummins Family Limited Partnership, such that the total value received by Cummins Family Limited Partnership is equal to 4.25 times the yearly average EBITDA of Cummins Family Produce, Inc. calculated over the next two years, less the value of the bank promissory note assumed. This was a privately negotiated transaction which is described in more detail in Item 5 of the Quarterly Report on Form 10-Q that the Issuer filed with the Commission on January 16, 2009.

Item 4. Purpose of Transaction

The general purpose of the transaction was to serve as an investment for the Reporting Persons and to raise working capital for the Issuer and as described in more detail in Item 5 of the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on January 16, 2009.

Each Reporting Person may, from time to time, acquire or cause others to acquire additional shares of Preferred Stock or common stock of the Issuer or dispose or cause to dispose some or all of such shares, engage in lending, short-selling or hedging or similar transactions with some or all of such shares, or may continue to hold such shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer, general investment and trading policies of each Reporting Person, and other factors, including changing their intention with respect to any or all matters referred to in this Item 4.

Pursuant to the rules of the SEC promulgated under the Exchange Act, each Reporting Person was deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all equity securities of the Issuer owned by the Cummins Family Limited Partnership. Cummins Family Holdings, LLC, as the general partner of Cummins Family Limited Partnership, and Wesley Cummins and Lance Cummins, as members of Cummins Family Holdings, LLC, have the power to vote the Preferred Stock held by Cummins Family Limited Partnership and the common stock issuable upon conversion thereof. The Reporting Persons currently have no understanding or agreement as to how to vote such shares on any matter and have no plans as of the date hereof to vote such shares so as to change the management of the Issuer.

NEITHER THE AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE AGREEMENT. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE REMOVAL AND ELECTION OF DIRECTORS OR ANY OTHER MATTER. THE REPORTING PERSONS WILL NOT ACCEPT PROXIES FROM ANY STOCKHOLDER IN CONNECTION WITH THE ACTIONS CONTEMPLATED BY THE AGREEMENT. The Reporting Persons do not intend to make any public statements regarding these matters or respond to inquiries by other stockholders regarding these matters. The Reporting Persons believe that all Stockholders should make independent decisions regarding the election of Directors and any other matter to be voted upon at the Annual Meeting.

Each Reporting Person provided only the information as to itself and its affiliates and did not independently verify the information contained in this Schedule 13D provided by the other Reporting Persons.

Item 5. Interest in Securities of Issuer

a)     Aggregate number and percentage of class beneficially owned:

Names of Reporting Persons	Cummins Family Limited Partnership	Cummins Family Holdings, LLC	Wesley Cummins	Lance Cummins
Aggregate Amount Beneficially Owned by Each Reporting Person	28,571,428 (3)	28,571,428 (3)	28,980,828 (1)(2)(3)	28,723,628 (2)(3)(5)
Percent of Class Beneficially Owned	65.2% (4)	65.2% (4)	66.2% (4)	65.6% (4)

(1)     Includes 203,900 shares of common stock held by Wesley Cummins and 75,000 shares of common stock issuable upon exercise of options held by Wesley Cummins that are exercisable within 60 days of the date of this filing.

(2)     Includes 130,500 shares of common stock held by Southern Slope, Inc., an Idaho corporation of which Wesley Cummins and Lance Cummins are shareholders, directors and officers.

(3)     Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Preferred Stock, which shares of Preferred Stock are held by Cummins Family Limited Partnership.

(4)     Based on 43,802,206 shares of common stock, consisting of 8,945,063 shares of common stock outstanding on January 9, 2009 and 34,857,143 shares of common stock issuable upon conversion of 24,400 shares of Preferred Stock issued on January 14, 2009, all as described on the Issuer's Quarterly Report on Form 10-Q for the quarter ended November 30, 2008 filed with the Securities and Exchange Commission on January 16, 2009.

(5)     Includes 21,700 shares of common stock held by Lance Cummins.

b)     Number of Shares as to which such person has:

Names of Reporting Persons	Cummins Family Limited Partnership	Cummins Family Holdings, LLC	Wesley Cummins	Lance Cummins
Sole Voting Power	28,571,428 (3)	28,571,428 (3)	278,900 (1)	21,700
Shared Voting Power	0	0	28,701,928 (2)(3)	28,701,928 (2)(3)
Sole Dispositive Power	28,571,428 (3)	28,571,428 (3)	278,900 (1)	21,700
Shared Dispositive Power	0	0	28,701,928 (2)(3)	28,701,928 (2)(3)

(1)     Includes 203,900 shares of common stock held by Wesley Cummins and 75,000 shares of common stock issuable upon exercise of options held by Wesley Cummins that are exercisable within 60 days of the date of this filing.

(2)     Includes 130,500 shares of common stock held by Southern Slope, Inc., an Idaho corporation of which Wesley Cummins and Lance Cummins are shareholders, directors and officers.

(3)     Includes 28,571,428 shares of common stock issuable upon conversion of 20,000 shares of Preferred Stock, which shares of Preferred Stock are held by Cummins Family Limited Partnership.

c)     Description of transactions in the Shares that were effected during the past sixty days by the persons named in response to paragraph (a):

          None, except as reported herein.

d)     N/A

e)     N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 and Item 5.

Pursuant to Rule 13D-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.1 with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits

The following are filed as exhibits to this Schedule 13D:

Exhibit 99.1	Joint Filing Agreement dated January 26, 2009 by and among the Reporting Persons.
Exhibit 99.2	Purchase Agreement dated as of January 13, 2009 by and between Cummins Family Limited Partnership and the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete.

Date: January 26, 2009

CUMMINS FAMILY LIMITED PARTNERSHIP

By:  Cummins Family Holdings, LLC
        Its General Partner

By:  /s/ Wesley Cummins
     Wesley Cummins, Member

By:  /s/ Lance Cummins
     Lance Cummins, Member

CUMMINS FAMILY HOLDINGS, LLC

By:  /s/ Wesley Cummins
     Wesley Cummins, Member

By:  /s/ Lance Cummins
     Lance Cummins, Member

  /s/ Wesley Cummins
Wesley Cummins

  /s/ Lance Cummins
Lance Cummins